UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-40086

PORTAGE BIOTECH INC.
(Translation of registrant's name into English)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

INCORPORATION BY REFERENCE

This report on Form 6-K (including any exhibits attached hereto) shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-275842) of Portage Biotech Inc. (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On December 17, 2024, Portage Biotech Inc. (the “Company”) issued a press release announcing that it entered into a Letter of Intent (the “LOI”) with Immunova, LLC, (“Immunova”) a private Connecticut-based biotechnology company. Under the terms of the LOI, the Company and Immunova have agreed to negotiate a definitive option agreement for Immunova or an affiliate to acquire the entire share capital of iOx Therapeutics, Ltd, a wholly owned subsidiary of the Company. A copy of the press release is filed herewith as Exhibit 99.1.

Exhibits

Exhibit Number	Description

99.1	Press Release dated December 17, 2024

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2024

PORTAGE BIOTECH INC.

By: /s/ Andrea Park
Andrea Park
Chief Financial Officer